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EXHIBIT 99.6

                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766



ACE REPORTS RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF 2009

VALLEY STREAM, NY - (Business Wire) - August 12, 2009

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its second quarter ended June 30, 2009 and the six months ended June 30, 2009.


Three months Ended June 30,                           2009              2008
---------------------------                           ----              ----

Revenue (A)                                       $   841,247       $ 2,049,867
Cost of Revenue (B)                                   500,349         1,578,235
                                                  -----------       -----------
Gross profit (C)                                      340,898           471,632
Selling, General & Administrative expenses (D)        499,189           666,312
                                                  -----------       -----------
Loss from Operations (E)                          $  (158,291)      $  (194,680)
                                                  ===========       ===========


Six months Ended June 30,                             2009              2008
-------------------------                             ----              ----

Revenue (A)                                       $ 1,296,279       $ 3,226,050
Cost of Revenue (B)                                   831,217         2,388,695
                                                  -----------       -----------
Gross Profit (C)                                      465,062           837,355
Selling General & Administrative expenses (D)       1,090,135         1,334,030
                                                  -----------       -----------
Loss from Operations (E)                             (625,073)         (496,675)
                                                  ===========       ===========

         (A) Revenues decreased due to the general state of economy and customers choosing to cancel or delay purchases of promotional products and the non-reoccurrence of a major one-time order with the New York State Troopers of $685,000.

         (B)      Cost of revenues decreased directly due to decreases in sales.

         (C) Gross profit percentage for the second quarter was 41% versus 23% for the comparable period of the prior year. The gross profit percentage for the six months ended June 30, 2009 was 36% as compared to 26% for the comparable period of the prior year. Gross profit for the second quarter decreased approximately $131,000 and for the six months ended June 30, 2009 decreased by approximately $372,000, as compared to the comparable period of the prior year, due to decreasing sales. The second quarter and six months ended June 30, 2008 gross profit percentages were unusually low due to a one-time sale to the New York State Troopers at a substantially lower than normal gross profit percentage.


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         (D)      Operating expenses for the three months ended and six months ended June 30, 2009 decreased by approximately $166,000 and $345,000, respectively, as compared to the comparable period of the prior year. Operating expenses for the three months and six months ended June 30, 2009 include a decrease in stock based payments (non-cash) of $182,573 and $200,957, respectively, as compared to the comparable periods of the prior year.

         (E) Net loss for the three months ended June 30, 2009 decreased by approximately $36,000 over the comparable period of the prior year despite a substantial decrease in revenue and gross profit primarily due to a $182,573 decrease in stock based payments (non-cash). Net loss from operations for the six months ended June 30, 2009 increased by approximately $128,000 due to substantial decreases in sales and gross profit, partially offset by decrease in operating expenses (primarily in stock based payments) (non-cash).


ABOUT ACE MARKETING

Ace Marketing & Promotions, Inc. is a premier Promotional Marketing solutions company. Its Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. In addition Ace has also added several new revenue stream models. The long-term strategic plan is for Ace find new opportunities while leveraging its core competencies.

For additional information, a copy of Ace's Form 10-Q can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

----------------------
CONTACT:
  Ace - Valley Stream, NY.
  Michael Trepeta, President - 516-256-7766